UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 19, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Flexion Therapeutics, Inc.

File No. 333-193233 and 001-36287 – CF#34005

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Flexion Therapeutics, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 8, 2014 and a Form 10-Q filed on May 12, 2014.

Based on representations by Flexion Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.10	S-1	January 8, 2014	through August 2, 2019
10.11	S-1	January 8, 2014	through August 2, 2019
10.12	S-1	January 8, 2014	through August 2, 2019
10.7	10-Q	May 12, 2014	through August 2, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary